UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant's name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ] Form 40-F [ ]

Acquisition of Outstanding Minority Interest of invariant Natural Killer T cell Agonists Platform

Portage Biotech Inc., a British Virgin Islands company (“Portage”) and a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, acquired on July 18, 2022 the remaining outstanding ownership interest in its invariant natural killer T cell (“iNKT agonist”) platform. As a result of the transaction, Portage now fully owns the world-wide rights to its small molecule iNKT agonists, including lead programs PORT-2 and PORT-3.

Under the terms of the share exchange agreement (and as further described below), the platform was acquired through Portage’s wholly-owned subsidiary, SalvaRx Ltd., a British Virgin Islands company (“SalvaRx”), from the founding equityholders in exchange for 1,070,000 ordinary shares of Portage. Additionally, a one-time milestone payment of $25,000,000 in Portage ordinary shares or cash would be triggered upon the achievement of a certain subsequent clinical development milestone in the PORT-2 or PORT-3 programs.

Entry into a Material Definitive Agreement

On July 18, 2022, Portage, SalvaRx and each of the shareholders of iOx Therapeutics Ltd., a private limited company incorporated under the laws of England (“iOx”), listed on Schedule I attached thereto (collectively, the “Sellers”), entered into a Share Exchange Agreement (the “Agreement”). Pursuant to the terms and conditions of the Agreement, the Sellers sold to SalvaRx an aggregate of 10,820 ordinary shares of iOx (the “iOx Exchange Shares”), representing approximately 22% of the outstanding ownership interest in iOx, in exchange for 1,070,000 ordinary shares of Portage (the “Closing Shares”). Additionally, the Sellers have the contingent right to receive a one-time milestone payment of $25,000,000 in Portage ordinary shares upon the achievement of a certain subsequent clinical development milestone in the PORT-2 or PORT-3 programs (the “Earnout Milestone”). The price per Earnout Share will be calculated based on the 90-day volume-weighted average closing price of Portage ordinary shares on The Nasdaq Stock Market LLC as of the last business day prior to the achievement of the Earnout Milestone. The Sellers will be paid up to USD $25,000,000 in cash, in lieu of the Earnout Shares, at the Company’s option or in the event of a change of control (as defined in the Agreement) of the Company.

The Closing Shares were sold in reliance upon an exemption from U.S. securities registration afforded by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. Consequently, the Closing Shares will be subject to restrictions on transfer under the Securities Act and may not be transferred in the absence of registration or the availability of a resale exemption. In particular, in the absence of registration, such securities cannot be resold to the public until certain requirements under Rule 144 under the Securities Act have been satisfied, including certain holding period requirements.

Pursuant to the terms and conditions of the Agreement, the Company has agreed to provide the Sellers with certain registration rights in the event that one or more of the Sellers becomes a beneficial holder of more than ten percent of Portage ordinary shares as a result of such Seller’s ownership of the Closing Shares and Earnout Shares. In such event, the Company has agreed to file with the Securities and Exchange Commission (“SEC”) a registration statement for the purpose of registering for resale the Closing Shares and Earnout Shares issued to such Seller under the Agreement. All reasonable expenses incurred through the registration of the Closing Shares and Earnout Shares under the Agreement will be paid by the Company.

Each of the Sellers and the Company made customary representations, warranties and covenants in the Agreement. Each of the Sellers and the Company have agreed to indemnify certain other parties subject to customary terms and conditions for a transaction of this type. Consummation of the transactions contemplated in the Agreement was subject to certain customary conditions, including approval by the Board of Directors of iOx, which was obtained prior to July 18, 2022.

The foregoing description of the Agreement does not purport to be complete, and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Press Release

Furnished as Exhibit 99.1 hereto is the Press Release issued by the Company on July 19, 2022 announcing the acquisition of the remaining outstanding ownership interest in iOx.

The information in Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

FORWARD LOOKING STATEMENTS

This report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 under the Exchange Act includes forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “will”, “believe”, “expects”, “anticipates”, "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	our plans and ability to develop and commercialize product candidates and the timing of these development programs;
•	clinical development of our product candidates, including the results of current and future clinical trials;
•	the benefits and risks of our product candidates as compared to others;
•	our maintenance and establishment of intellectual property rights in our product candidates;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our product candidates; and
•	our selection and licensing of product candidates.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations.

We do not currently have the marketing expertise needed to commercialize our products; we will be primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business.

Consequently, all of the forward-looking statements made in this report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 under the Exchange Act are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Exhibits.

The following Exhibits are filed with this report:

2.1*+	Share Exchange Agreement dated as of July 18, 2022.
99.1	Press Release dated July 19, 2022.

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

+ Portions of this exhibit have been omitted pursuant to Item 601(b)(2(ii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech Inc.
(Registrant)

Date: July 19, 2022	/s/ Ian Walters
Ian Walters
Chief Executive Officer